UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 49)

Europe Fund Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29874M103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 29874M103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  857,146

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  857,146

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

857,146

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.52%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Europe Fund Inc.
800 Scudders Mill Road
Plainsboro, New York 08536

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 857,146 shares of EF on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 8.52% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of EF fit the investment guidelines for various Accounts. Shares have been acquired since July 10, 1996.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 857,146 shares, which represents 8.52% of the outstanding shares. George Karpus presently owns 9,600 shares purchased on September 12, 2005 at $11.69 per share (2,000 shares), February 24, 2006 at $11.58 per share (3,275 shares) and on June 7, 2006 at $12.88 (4,500 shares). Mr. Karpus sold 50 shares on May 8, 2006 at $13.09 and 100 shares on July 31, 2006 at $13.89. Karpus Investment Management Profit Sharing Plan presently owns 4,425 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at $16.69 (100 shares) and $16.94 (100 shares), April 18, 2001 at $12.87 (100 shares), September 21 at $8.52 (550 shares), November 19 at $11.15 (100 shares) and at $11.14 (100 shares), July 8&9, 2002 at $9.60 (1,550 shares), July15 at $9.04 (100 shares), July 22 at $8.29 (200 shares), July 29 at $8.40 (100 shares), August 2, 2002 at $8.50 (400 shares), October 11, 2002 at $7.28 (100 shares), October 15 at $7.50 (100 shares), October 28 at $7.79 (100 shares), October 29 at $7.64 (50 shares), November 6 at $8.07 (50 shares), November 13 at $7.52 (50 shares), November 20 at $8.02 (50 shares), December 3, 2002 at $8.15 (50 shares), December 9 at $8.02 (100 shares), and May 20, 2003 at $7.58 (1,000 shares), February 8, 2006 at $11.13 (1,000 shares), June 7, 2006 at $12.87 (200 shares), July 6, 2006 at $13.18 (300 shares), and on July 18, 2006 at $12.53 (800 shares). Shares were sold on June 9, 2004 at $10.41 (200 shares), June 10 at $10.30 (200 shares), June 14 at $10.18 (200 shares), June 15 at $10.28 (100 shares), June 23 at $10.17 (100 shares), June 24 at $10.44 (300 shares), and June 28 at $10.50 (100 shares), July 6 at $10.45 (10 shares) and $10.55 (40 shares) July 7 at $10.53 and $10.55 (200 shares), July 9 at $10.29 (100 shares), and July 26 at $9.86 (100 shares), August 25 at $9.62 (100 shares), November 30,2004 at $12.10 (50 shares), January19 at $10.75 (500 shares), February 7 & 8 at $11.21 & $11.26 (600 shares), February 9 & 10 at $11.10 (300 shares), February 11 & 18 at $11.23 & $11.34 (300 shares), February 22 & 25 at $11.41 & $11.58 (300 shares), February 28 at $11.60 (100 shares), May 8, 2006 at $13.09 (50 shares), July 31, 2006 at $13.90 (50 shares). Dana R. Consler currently owns 735 shares purchased on March 29, 1999 at $16.75 (300 shares), April 5 at $16.69 (100 shares), February 14, 2002 at $10.14 (50 shares), March 5 at $10.22 (50 shares), and June 27 at $9.45 (50 shares), and November 6 at $ 8.07 (50 shares), December 3, 2002 at $ 8.15 (100 shares), and December 9 at $ 8.02 (50 shares), February 11, 2003 at $6.82 (200 shares). July 6 at $10.55 (10 shares), and January 10 & 11 at $ 10.82 & $10.87 (200 shares), January 13 at $10.90 (100 shares), and January 21 & 27 at $10.68 & $10.78 (105 shares). Jo Ann Van Degriff presently owns 2,550 shares purchased on July 21, 2003 at $8.20 per share, on February 23, 2006 at $11.45, March 20, 2006 at $12.09 (1,000 shares) and on June 7, 2006 at $12.88 (600 shares). Ms. Van Degriff sold shares on May 8, 2006 at $13.09 (50 shares) and on July 31, 2006 at $13.90 (50 shares). Sophie B. Karpus presently owns 175 shares purchased on February 9, 2006 at $11.23 per share. Kathy Crane presently owns 95 shares purchased on July 8, 2006 at $10.52 per share. Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 1.46%, Dana R. Consler owns 0.67% and Cody B. Bartlett Jr. owns 0.48%. Apogee Partners, L.P. owns 42,145 shares of EF. None of the other Principals of KIM presently own shares of EF.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 6/7/2006 27500 12.88
 6/8/2006 4500 12.55
 6/8/2006 -250 12.55
 6/9/2006 1270 12.56
 6/12/2006 2670 12.51
 6/14/2006 2555 12.15
 6/16/2006 7090 12.52
 6/19/2006 6875 12.57
 6/22/2006 1500 12.68
 6/23/2006 165 12.64
 6/26/2006 250 12.64
 6/27/2006 430 12.67
 6/28/2006 1115 12.65
 6/30/2006 -165 13.12
 7/3/2006 160 13.22
 7/3/2006 -150 13.19
 7/5/2006 -230 13.20
 7/6/2006 2500 13.18
 7/7/2006 85 13.23
 7/10/2006 1100 13.25
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the EF securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   August 9, 2006